Exhibit 12

TEREX CORPORATION

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(amounts in millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Earnings:
Income from continuing operations before income taxes	$158.8	$82.4	$457.7	$238.6

Adjustments:
Fixed charges	27.2	29.1	91.7	87.2

Earnings	$186.0	$111.5	$549.4	$325.8

Fixed charges, including preferred accretion:
Interest expense, including debt discount amortization	$21.3	$23.7	$71.9	$70.3
Amortization of debt issuance costs	0.7	0.9	3.9	2.6
Portion of rental expense representative of interest factor (assumed to be 33%)	5.2	4.5	15.9	14.3

Fixed charges	$27.2	$29.1	$91.7	$87.2

Ratio of earnings to fixed charges	6.8x	3.8x	6.0x	3.7x

Amount of earnings deficiency for coverage of fixed charges	$-	$-	$-	$-